SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549




FORM 11-K
ANNUAL REPORT




Pursuant to Section 15(d) of the
Securities and Exchange Act of 1934
For the plan year ended December 31, 1994




Commission File Number:  0-13364




SURGICAL CARE AFFILIATES, INC.
401(k) RETIREMENT PLAN




SURGICAL CARE AFFILIATES, INC.
Suite 610, 102 Woodmont Boulevard
Nashville, Tennessee  37205

SURGICAL CARE AFFILIATES, INC. 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedules for the Year Ended December 31, 1994 and
Independent Auditors' Report

SURGICAL CARE AFFILIATES, INC. 401(k) RETIREMENT PLAN
TABLE OF CONTENTS

                                                     Page
INDEPENDENT AUDITORS' REPORT                           1

FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED
     DECEMBER 31, 1994:

     Statement of Net Assets Available
          for Benefits                                 3

     Statement of Changes in Net Assets
          Available for Benefits                       4

     Notes to Financial Statements                    5-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
ENDED DECEMBER 31, 1994:

     Item 27a - Schedule of Assets Held for
          Investment Purposes                          8

     Item 27d - Schedule of Reportable Transactions    9


Schedules other than the ones listed above have been omitted due to the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To Surgical Care Affiliates, Inc. and Participants of the
   Surgical Care Affiliates, Inc. 401(k) Retirement Plan
Nashville, Tennessee

We have audited the accompanying statement of net assets available for benefits of the Surgical Care Affiliates, Inc. 401(k) Retirement Plan as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Surgical Care Affiliates, Inc. 401(k) Retirement Plan at December 31, 1994, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and
(2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Supplemental Information by Fund in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Nashville, Tennessee
June 15, 1995

SURGICAL CARE AFFILIATES, INC. 401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994

                                                  Supplemental Information by Fund

                                         Surgical
                                           Care                                Stable
                                      Affiliates, Inc. Balanced       Equity    Asset
                                        Stock Fund       Fund          Fund     Fund          Total

ASSETS:
Investments-at fair value:
  (Notes 2 and 3)
 Surgical Care Affiliates, Inc.
   Common Shares                          $ 145,111  $    -         $    -    $    -      $  145,111
 Commingled funds                              -       541,926        505,521   317,281    1,364,728
 Temporary investments                        5,279     62,294         41,695    24,615      133,883
                                            -------    -------        -------   -------    ---------
    Total investments                       150,390    604,220        547,216   341,896    1,643,722

Receivables:
 Participant contributions
   (Notes 1 and 2)                           10,529     27,647         14,616    10,591       63,383
 Interest and dividends                          15        166            102        83          366
                                            -------    -------        -------   -------    ---------
    Total Receivables                        10,544     27,813         14,718    10,674       63,749

 Cash                                        (5,261)    19,530         17,542    11,235       43,046
                                            -------    -------        -------   -------    ---------
    Total assets                            155,673    651,563        579,476   363,805    1,750,517

PAYABLE TO PLAN PARTICIPANTS                    105     17,553         20,941    11,235       49,834
                                            -------    -------        -------   -------    ---------
NET ASSETS AVAILABLE FOR BENEFITS         $ 155,568  $ 634,010      $ 558,535 $ 352,570   $1,700,683
                                            =======    =======        =======   =======    =========


 See notes to financial statements.

SURGICAL CARE AFFILIATES, INC. 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994


                                                        Supplementary Information by Fund

                                                Surgical
                                                  Care                                Stable
                                             Affiliates, Inc. Balanced       Equity    Asset
                                              Stock Fund       Fund          Fund      Fund          Total


ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Net appreciation (depreciation) in fair
 value of investments (Notes 2 and 3):
  Surgical Care Affiliates, Inc. common shares   $28,176    $   -           $   -     $   -        $ 28,176
  Commingled funds                                  -        (4,992)         (13,502)    9,122       (9,372)
                                                 -------    -------          -------   -------      -------
                                                  28,176     (4,992)         (13,502)    9,122       18,804
Interest income (Notes 2 and 3)                      -          -                -         281          281
Dividend income (Notes 2 and 3)                      757      2,294            3,558      -           6,609
                                                 -------    -------          -------   -------      -------
                                                     757      2,294            3,558       281        6,890
                                                 -------    -------          -------   -------      -------
     Net Investment income (loss)                 28,933     (2,698)          (9,944)    9,403       25,694

Participant contributions (Note 1)               137,537    673,904          605,015   346,588    1,763,044
                                                 -------    -------          -------   -------      -------
     Total additions                             166,470    671,206          595,071   355,991    1,788,738

PAYMENTS TO PARTICIPANTS (Notes 1 and 4)           1,836     17,553           21,214    47,452       88,055

TRANSFERS BETWEEN FUNDS                           (9,066)   (19,643)         (15,322)   44,031          -
                                                 -------    -------          -------   -------      -------
NET INCREASE                                     155,568    634,010          558,535   352,570    1,700,683

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                   -          -                -         -             -
                                                 -------    -------          -------   -------      -------
 End of year                                    $155,568   $634,010         $558,535  $352,570   $1,700,683
                                                 =======    =======          =======   =======      =======


See notes to financial statements.

SURGICAL CARE AFFILIATES, INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1994

1. DESCRIPTION OF PLAN

The following brief description of the Surgical Care Affiliates, Inc. 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan, effective January 1, 1994, is a defined contribution plan for employees of Surgical Care Affiliates, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security
Act of 1974 ("ERISA"). Plan membership is available to any employee of the Company carried on its payroll register. Contributions to the Plan may commence on the first day of the calendar quarter following the employee's employment commencement date.

A participant may elect to have contributions ("Participant Contributions") made by the Company on his behalf to the Plan at the rate of 1% to 15%, inclusive, of base pay up to a maximum of $9,240 for 1994, in incremental whole percentages. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts which a participant may have established as a result of prior distributions from such qualified plans or accounts.

The Company may contribute to the Plan an amount not to exceed 100% of each Participant's contribution up to a maximum of 6%. The Company made no contributions to the Plan during the year ended December 31, 1994.

A participant may elect to have Participant Contributions and Company contributions invested in investment funds managed by Third National Bank ("TNB"). Investment options include Surgical Care Affiliates, Inc. Stock Fund, Balanced Fund, Equity Fund and Stable Asset Fund.

Participants are immediately 100% vested in all Participant Contributions.

A participant becomes vested in Company contributions based on the following:

                 Years of Credited                    % of
                    Employment                   Benefit Vested
                  Less than 3                        0 %
                       3                            20 %
                       4                            40 %
                       5                            60 %
                       6                            80 %
                  7 or more                        100 %

Each participant's account is credited with Participant Contributions and and Company Contributions. Each quarter the participant's account is credited with a share of Plan earnings allocable in proportion to the value of the account.

Upon termination of employment prior to retirement, all participant balances less than $3,500 are distributed in a lump-sum amount. Balances above $3,500 may, at the participant's option, be distributed in a lump-sum or held until retirement. As of December 31, 1994, net assets available for benefits included benefits of $90,340 due to participants who have withdrawn from the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements are prepared on an accrual basis of accounting.

Investment Valuation and Income Recognition

Plan investments in Surgical Care Affiliates, Inc. common shares are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 31, 1994. Plan investments in investment funds are valued based upon the fair value of the commingled funds, together with any uninvested cash, accrued income or assets, and any dividends which have been declared but remain unpaid as of the calculation date, less all transaction costs such as brokerage commissions.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The following investments represent five percent or more of net assets available for benefits at December 31, 1994:

                                                                                            Fair
Identity of Party Involved         Description of Assets                          Cost      Value
Surgical Care Affiliates, Inc.    Surgical Care Affiliates, Inc. Common Shares   $119,142   $145,111
Third National Bank               Suntrust Employee Benefit Stable Asset Fund     365,815    376,645
Third National Bank               Suntrust Retirement Fixed Income Fund           117,356    117,093
Third National Bank               Suntrust Retirement Short-Term Bond Fund        116,006    116,450
Third National Bank               STI Classic Funds Sunbelt Equity Fund           264,720    260,086
Third National Bank               STI Classic Funds Value Income Stock Fund       264,277    249,765
Third National Bank               Suntrust Corporate Equity Fund                  256,662    244,689
Third National Bank               Suntrust Retirement Reserve Fund                133,883    133,883
                                                                                 --------   --------
                                                                               $1,637,861 $1,643,722
                                                                                 ========   ========


4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of termination, Plan assets will be distributed, if possible, or transferred for the benefit of participants in relation to their account balances.

5. INTERNAL REVENUE SERVICE STATUS

On March 31, 1995, the Plan applied for a determination letter seeking qualification under Section 401(a) of the Internal Revenue Code. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. ADMINISTRATION OF THE PLAN

The Plan is administered by WF Corroon and TNB serves as trustee and investment manager. Currently, the administrative fees are paid directly by the Company.

7. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of commingled funds managed by TNB. TNB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

SURGICAL CARE AFFILIATES, INC. 401(k) RETIREMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994




Column A            Column B                           Column C                                  Column D   Column E
                                              Description of Investment, Including
             Identity of Issue, Borrower,         Maturity Date, Interest Rate,                             Current
             Lessor or Similar Party        Collateral, and Par or Maturity Value                Cost       Value
            COMMON STOCK:
   *        Surgical Care Affiliates, Inc.    Surgical Care Affiliates, Inc. Common Shares      $ 119,142  $  145,111


            COMMINGLED FUNDS:
   *        Third National Bank               Suntrust Employee Benefit Stable Asset Fund         365,815     376,645

   *        Third National Bank               Suntrust Retirement Fixed Income Fund               117,356     117,093

   *        Third National Bank               Suntrust Retirement Short-Term Bond Fund            116,006     116,450

   *        Third National Bank               STI Classic Funds Sunbelt Equity Fund               264,720     260,086

   *        Third National Bank               STI Classic Funds Value Income Stock Fund           264,277     249,765

   *        Third National Bank               Suntrust Corporate Equity Fund                      256,662     244,689

            TEMPORARY INVESTMENTS:
   *        Third National Bank               Suntrust Retirement Reserve Fund                    133,883     133,883
                                                                                                 --------    --------
            TOTAL INVESTMENTS                                                                 $ 1,637,861  $1,643,722
                                                                                                 ========    ========



* Party-in-interest

SURGICAL CARE AFFILIATES, INC. 401(k) RETIREMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994



  Column A               Column B                     Column C    Column D    Column G    Column H     Column I

                                                                                        Current Value
  Identity of           Description                                                      of Asset on
    Party                   of                        Purchase     Selling     Cost of   Transaction   Net Gain
  Involved                Asset                         Price       Price       Asset        Date      or (Loss)

A series of security transactions
representing one or more securities
of the same issue which in the
aggregate is in excess of 5% of
Plan asssts at the end of
the year:


Surgical Care
Affiliates, Inc. Surgical Care Affiliates,
                    Inc. Common Stock                $ 141,253   $    -      $ 141,253    $ 141,253    $   -

Third National
Bank             Suntrust Retirement Fixed Income
                    Fund                               117,356        -        117,356      117,356        -

Third National
Bank             Suntrust Retirement Short-Term        116,006        -        116,006      116,006        -
                    Bond Fund

Third National
Bank             STI Classic Funds Sunbelt Equity
                    Fund                               267,239        -        267,239      267,239        -

Third National
Bank             STI Classic Funds Value Income
                    Stock Fund                         268,659        -        268,659      268,659        -

Third National
Bank             Suntrust Corporate Equity Fund        261,368        -        261,368      261,368        -


Third National
Bank             Suntrust Retirement Reserve Fund    1,753,656        -      1,753,656    1,753,656        -
                                                         -        1,619,773  1,619,773    1,619,773        -

Third National
Bank             Suntrust Retirement Sunbelt Equity
                    Fund                               110,038        -        110,038      110,038        -
                                                         -          109,094    110,038      109,094        (944)


SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


SURGICAL CARE AFFILIATES, INC.
401(k) RETIREMENT PLAN




June 29, 1995

By: /s/ Don Totty
Don Totty
Vice President of Trust
and Investment Management